Form 51-102F3
Material Change Report

Item 1Name and Address of Company

VANC Pharmaceuticals Inc. (the “Company”)
Suite 1128 – 789 West Pender Street
Vancouver, BC V6C 1H2

Item 2Date of Material Change

May 31, 2017

Item 3News Release

The news release was disseminated on June 1, 2017 by way of the facilities of Marketwired.  Copies were also forwarded to the British Columbia Securities Commission and Alberta Securities Commission via SEDAR.

Item 4Summary of Material Change

The Company announced a change in its Board of Directors.

Item 5Full Description of Material Change

Item 5.1Full Description of Material Change

In the Company’s news release dated June 1, 2017, Bob Rai, CEO of the Company stated “I also want to announce that we have begun the process of changing our Board of Directors to more accurately reflect our new strategic direction focusing on technology for the pharmacist as well as delivering competitively priced quality generics and innovative OTC products,” stated Mr. Rai. “Effective May 31, 2017, Mr. Arun Nayyar and Mr. Eugene Beukman are retiring from the Board of Directors and I want to thank them for their dedication and work getting the Company through many of the challenges of an early stage company,” concluded Mr. Rai.

“We are currently interviewing several board candidates whom have significant experience and standing in the Canadian drug and pharmacy industries and whom share our firm belief in advancing the contributions that pharmacists can make to Canadian health care services,” commented Mr. Hall, Chairman of VANC.  “We expect to announce two new board members in the weeks ahead and in connection with our ongoing financing,” concluded Mr. Hall.

Item 5.2Disclosure for Restructuring Transactions

Not applicable.

Item 6Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7Omitted Information

Not applicable.

Item 8Executive Officer

Bob Rai, Chief Executive Officer and Director

Business Telephone:604 247-2639
Facsimile:604 247-2693

Item 9Date of Report

June 1, 2017